                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*




                             Metalclad Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  591142 10 4
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                               (CUSIP Number)

              Donald B. Shafto, Esq., Gilmartin, Poster & Shafto,
              One William Street, New York, NY 10004 (212)425-3220
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 24, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

                                  SCHEDULE 13D

CUSIP NO. 591142 10 4                                         PAGE 2 OF 8 PAGES

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1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Ultra Pacific Holdings S.A.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION


     Republic of Liberia
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                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           4,253,286 shares of common stock - 11.25%
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    4,253,286
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,253,286
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.25
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D

CUSIP NO. 591142 10 4                                         PAGE 3 OF 8 PAGES

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1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Sundial International Fund Limited
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) /X/
                                                                         (b) / /
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3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION


    Cayman Islands
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                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           6,781,302 shares of common stock - 16.92%
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    6,781,302
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,781,302
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.92
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D

CUSIP NO. 591142 10 4                                         PAGE 4 OF 8 PAGES

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1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    The Jan Chr. G. Sundt Family Trust
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) /X/
                                                                         (b) / /
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3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION


    Channel Islands
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                7.   SOLE VOTING POWER
  NUMBER OF
   SHARES            3,496,962 shares of common stock - 9.57%
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9.   SOLE DISPOSITIVE POWER

                     3,496,962
               -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,496,962
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.57
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14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
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INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D

CUSIP NO. 591142 10 4                                         PAGE 5 OF 8 PAGES

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1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Jan Chr. G. Sundt
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION


    Norwegian
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,531,550 Shares of Common Stock
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.92
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                  Schedule 13D



1.       Security and Issuer

         Common Stock
         Metalclad Corporation
         2 Corporate Plaza
         Suite 125
         Newport Beach, CA 92660

2.       Identity and Background

         -        Ultra Pacific Holdings S.A.
                  Republic of Liberia
                  Holding company
                  80 Broad Street
                  Monrovia, Liberia
                  (d)      No
                  (e)      No

         -        Sundial International Fund Limited
                  Cayman Islands
                  Holding company
                  c/o Compass Trustees Limited
                  P.O. Box 611
                  Cater Allen House
                  Commercial Street
                  St. Helier, Jersey JE4 5X2
                  Channel Islands
                  (d)      No
                  (e)      No

         -        The Jan Chr. G. Sundt Family Trust
                  Channel Islands
                  Trust
                  Cater Allen Trust Company (Jersey) Limited, Trustee
                  P.O. Box 611
                  Cater Allen House
                  Commercial Street
                  St. Helier, Jersey JE4 5X2
                  Channel Islands
                  (d)      No
                  (e)      No

         -        (a)      Jan Chr. G. Sundt
                  (b)      Luddesdown Court Lodge
                           Luddesdown, Near Cobham
                           Kent DA13 OXE
                           England
                  (c)      Investor
                  (d)      No
                  (e)      No
                  (f)      Norwegian

3.       Source and Amount of Funds or Other Consideration

                       Personal funds of Jan Chr. G. Sundt

4.       Purpose of Transaction

                  Solely passive investment

5.       Interest in Securities of the Issuer

         (a) Ultra Pacific Holdings S.A. directly owns an aggregate 4,253,286 shares or 11.25% of common stock of Metalclad Corporation, 4,064,286 of which there is a right to acquire.

                  Sundial International Fund Limited directly owns an aggregate 6,781,302 shares or 16.92% of common stock of Metalclad Corporation, 6,342,857 of which there is a right to acquire.

                  The Jan Chr. G. Sundt Family Trust (i) directly owns 3,496,962 shares of common stock (2,862,000 of which there is a right to acquire) and (ii) indirectly (through its ownership of 67% of Sundial) owns 4,774,877 shares of common stock (4,249,714 of which there is a right to acquire), or a total of 8,271,839 shares or an aggregate 20% (or 9.6% if shares and rights to acquire owned through Sundial are not counted) of common stock of Metalclad Corporation.

                  Jan Chr. G. Sundt indirectly owns an aggregate 14,531,550 or 30.92% of common stock of Metalclad Corporation, 13,269,143 of which there is a right to acquire through (i) his ownership of 100% of Ultra Pacific, (ii) the ownership by three of his children of 33% of Sundial, and (iii) his status as sole beneficiary of the Family Trust.

         (b)      Each of Ultra Pacific Holdings S.A., Sundial
                  International Fund Limited and The Jan Chr. G. Sundt
                  Family Trust have the sole power to vote or to direct the vote of all shares of common stock of Metalclad including those shares of which there is a right to acquire solely and have the sole power to vote or direct the vote of such securities, there being no shared power to vote or direct the vote, and each has the sole power to dispose or to direct the disposition of such securities, there being no shared power to dispose or direct the disposition of such securities.
                  Mr. Jan Chr. G. Sundt has no power to vote or direct the vote and no power to dispose or direct the disposition of securities, Mr. Sundt being included as a reporting person hereunder solely by reason of his ultimate 100% beneficial ownership of Ultra Pacific, the ownership of 33% of Sundial by three of his children and his status as sole beneficiary of The Family Trust.

         (c) There have been no transactions in the securities reported in item 5(a), directly or indirectly, by any of Ultra Pacific, Sundial, The Family Trust or Jan Chr.
                  G. Sundt within the past 60 days, except that (i) on February 24, 1999 the numer of shares of common stock which Ultra Pacific had a right to acquire was 4,253,286 shares pursuant to anti-dilution clauses contained in the issuer's warrants and convertible notes, and on February 25, 1999 Ultra Pacific acquired an aggregate 189,000 of the shares which it had a right to acquire by payment to the issuer of $47,250, leaving it with a right to acquire 4,064,286 shares, (ii) on February 24, 1999 the number of shares of common stock which Sundial had a right to acquire was 6,692,857 shares pursuant to anti-dilution clauses contained in the issuer's warrants and convertible notes, and on February 25, 1999 Sundial acquired 350,000 of the shares which it had a right to acquire by payment to the issuer of $87,500, leaving it with a right to acquire 6,342,857 shares, and (iii) on February 24, 1999 the number of shares of common stock which The Family Trust had a right to acquire was 3,300,000 shares pursuant to anti-dilution clauses contained in the issuer's warrants, and on February 25, 1999 The Family Trust acquired 438,000 of the shares which it had a right to acquire by payment to the issuer of $109,500, leaving it with a right to acquire 2,862,000 shares, so that an aggregate 977,000 shares of common stock were acquired as indicated on February 25, 1999 for an aggregare purchase price of $244,250 which was paid in full to the issuer on February 25, 1999. The increase in the number of shares occurred pursuant to anti-dilution terms contained in the original warrants and notes. All of the warrants were acquired more than six months preceding the date on which certain of the warrants were exercised and the anti-dilution clauses contained therein were immediately operative on the date of original issuance. The convertible notes were originally issued on December 31, 1997 and became unconditionally convertible on February 20, 1998, at which time the anti-dilution clauses contained therein also became unconditionally operative. No securities or derivative securities of the issuer of any kind have been acquired from the issuer or any other person within more than six months from the date of exercise of said warrants, the acquisition of shares pursuant to the exercise of said warrants relating back to the date of acquisition of the original warrants. Furthermore, no sales or other dispositions of any securities or derivative securities of the issuer occurred within said six month period. In addition, Ultra sold in the open market a total of 442,805 shares during the period February 24 through March 8, 1999 and Sundial sold a total of 372,555 shares during the period beginning March 10, 1999 and and ending March 22, 1999. No sales have been made from March 22, 1999 through and including the date of filing.

         (d) No other person other than Ultra Pacific, Sundial and The Family Trust have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities of Metalclad reported in item 5(a) above.

         (e)      Inapplicable.

         6.       Contracts, Arrangements, Understandings or
                  Relationships to Securities of the Issuer

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 or between such persons or any person with respect to any securities of Metalclad, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, provided, however, that Metalclad as borrower and Ultra Pacific and Sundial as lenders purchased for an aggregate purchase price of $1,500,000 ($500,000 from Ultra Pacific and $1,000,000 from Sundial) zero coupon notes on December 31, 1997 at par, which notes are convertible into shares of the common stock of Metalclad, such conversion rights being included in the total number of shares of Metalclad of which there is a right to acquire as set forth in item 5(a) with respect to Ultra Pacific and Sundial.

         7.       Material to be filed as Exhibits

                  There are no agreements, contracts, arrangements, understandings, plans or proposals existing with respect to the matters set forth in subdivisions (1), (2) and (3) under item 7 and accordingly there are no such exhibits.


                                       -3-